ISSUER FREE WRITING PROSPECTUS

Dated August 7, 2012

Filed Pursuant to Rule 433

Registration No. 333-164313

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.

FREE WRITING PROSPECTUS

Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on January 13, 2010 and the registration statement became effective on August 12, 2010. This communication relates to such offering. Before you invest, you should read the prospectus contained in the registration statement and other relevant documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s final prospectus, dated November 22, 2011, and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1476204/000119312512304833/d380613dposam.htm and http://sec.gov/Archives/edgar/data/1476204/000119312512314624/d380613d424b3.htm

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The article below was originally published online by Retail Traffic on August 2, 2012. The article reported on certain statements made by John B. Bessey, President of the Company.

The article was not prepared by the Company. Retail Traffic, the publisher of the article, routinely publishes articles on real estate and retail news. Retail Traffic is not affiliated with the Company, and no payment was made nor was any consideration given to Retail Traffic by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Bessey represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Grocery-Anchored Shopping Centers No Longer the Safest Bet in Retail

By Elaine Misonzhnik, Senior Associate Editor

“Everybody’s got to eat”: This bit of wisdom had become much quoted in the years since the recession as risk-averse real estate investors fled to the relative safety of grocery-anchored properties. It turns out that even when it comes to necessities, today’s consumers can afford to be picky about where they shop.

As multiple retail operators, from general merchandising chains including Wal-Mart and Target to dollar stores to warehouse clubs to drugstores, have begun adding grocery products to their shelves, traditional supermarket chains found themselves squeezed in their own market segment. At the same time, the ever-widening pool of upscale and organic supermarkets gave more choices to well-to-do shoppers not swayed by Wal-Mart’s rock bottom prices.

“Everywhere you look, people are selling consumables, so if you don’t have a good reason for people to choose your store, you’ve got a problem,” says John Rand, senior grocery analyst with Kantar Retail, a Columbus, Ohio-based retail consulting firm.

The evidence is everywhere: In 2010, A&P, once the largest supermarket chain in the country, filed for bankruptcy; in late 2011, Winn-Dixie, a regional grocer with a focus on Southeastern U.S., was sold to BI-LO; Supervalu Inc., which operates more than 2,500 stores around the country, is on “death watch,” according to David J. Livingston, head of supermarket consulting firm DJL Research.

Then there are the store closings: Earlier this year, Delhaize announced that it would close 113 underperforming Food Lion stores and Safeway sold off or closed stores in its Northeast-based Genuardi’s division. Plus, Supervalu will likely close more stores as it attempts a turnaround.

In fact, traditional mid-market grocers as a group have all but stopped growing, notes Ryan McCullough, real estate economist with the research firm the CoStar Group. According to an index McCullough put together, since 2007, the amount of new leasing traditional supermarkets have done by square footage has declined approximately 60 percent. During the same period, high-end grocers expanded their square footage by 72 percent. Earlier this week, Whole Foods executives talked about growing to as many as 1,000 stores in the U.S., including in smaller markets.

The anemic growth among mid-market supermarket chains has been reflected in the vacancy rates for neighborhood shopping centers. In the second quarter of 2012, the vacancy rate at neighborhood shopping centers nationwide averaged 11.3 percent, according to CoStar statistics. The figure reflected the highest vacancy rate for any property type in the retail universe and was also just 20 basis points below the vacancy peak reached in mid-2001 at 11.5 percent.

“It really hasn’t come down significantly since the recession,” says McCullough.

“One reason is the anchors and their [troubles with] profitability. Another important aspect is what’s happening with the in-line tenants. They are equally beleaguered because they don’t have access to financing. It’s a generalization, of course, but a grocery-anchored center is not the safe investment it was five years ago.”

Adjusting for risk

Investors certainly factor property occupancy levels into their pricing models—there is currently a $45 spread in price per square foot between neighborhood shopping centers with occupancy of 90 percent or greater and those with occupancy below 90 percent, McCullough’s research shows. But it’s unclear how much of a role the identity of the anchor tenant plays in pricing.

It’s an important issue because as time goes by the mid-market supermarket sector will likely see more bankruptcies and liquidations, as well as further consolidation, according to both Rand and Livingston. In McCullough’s view, those chains that will attempt to beat competitors on price alone will have difficulty turning themselves around since Wal-Mart, Target and warehouse clubs like Costco have more experience with that strategy.

“Let’s face it, Wal-Mart’s got better pricing power and better logistics,” he says.

Mid-market operators that are in the process of adding on high-end and organic products or more ethnic food offerings have better chances of surviving, McCullough’s notes. The challenge for real estate investors is figuring out which grocers have a future and which don’t. That often requires the consideration of multiple factors and a fine balancing act, according to John Bessey, an officer of the Phillips Edison Co., the sponsor of Phillips Edison—ARC Shopping Center REIT. Last year, Phillips Edison-ARC formed a joint venture with CBRE Investors to acquire up to $200 million in grocery-anchored and community shopping centers throughout the country.

Bessey notes that the performance of stores within the same company can vary by brand and by market. For example, while Supervalu as a firm is struggling, its Jewell-Osco division remains the dominant grocer in its home market of Illinois. Phillips-Edison-ARC’s acquisition criteria require that the anchors at the grocery-anchored centers it purchases serve as either the number one or the number two grocers in their respective markets.

A supermarket chain doesn’t get to those market-leading positions unless its “personalizing its stores to its three-mile population,” Bessey says.

“The biggest thing these stores are able to deliver is quality of perishables and loyalty to the store will be based on the consistent quality of those perishables,” he adds. “Because people will go out of their way to get the best quality perishables, but they can get a can of peas somewhere else because a can of peas is a can of peas.”

Another thing real estate investors should consider is how much of a debt load the supermarket’s parent company carries and whether the chain owns its real estate or rents its stores, according to Livingston. He brings up the example of Weis Markets Inc., a Pennsylvania-based chain that operates 160 stores in the Northeast.

“Their stores don’t perform very well, but they don’t have any debt,” Livingston says.

Excluding fuel sales and adjusting for an extra week in 2011, Weis’ same-store sales went up 3.5 percent last year, compared to 2010. Total sales increased 3.3 percent. In the first quarter of 2012, same-store sales were up 0.3 percent on a year-over-year basis, while total sales rose 0.2 percent.